                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)


                    Under the Securities Exchange Act of 1934



                              Visible Genetics Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Shares, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    92829S104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Stephen Distler
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                December 14, 1999
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 92829S104                                           Page 2 of 26 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.               I.D. #13-3986317
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              1,987,936
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,987,936
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,987,936
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 92829S104                                           Page 3 of 26 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.                               I.D. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              4,207,273
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,207,273
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,207,273
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            27.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 92829S104                                           Page 4 of 26 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORT PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           E.M. Warburg, Pincus & Co., LLC                      I.D. #13-3536050
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              4,207,273
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,207,273
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           4,207,273
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           27.3%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 92829S104                                           Page 5 of 26 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORT PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus Ventures International, L.P.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Bermuda
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              2,103,636
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,103,636
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           2,103,636
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.6%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 1 (the "Amendment") amends the Schedule 13D filed on July 22, 1999 (the "Schedule 13D") and is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus Ventures International, L.P., a Bermuda limited partnership ("WPVI"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW" and, together with WPEP, WPVI and WP, the "Reporting Entities"). This Amendment relates to the common shares, without par value, of Visible Genetics Inc., an Ontario, Canada corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the common shares of Visible Genetics Inc., without par value. The holdings of Common Stock of WP and EMW in this Amendment include certain shares of Common Stock which may be deemed to be beneficially owned by Warburg, Pincus Netherlands Equity Partners I, C.V. ("WPNEPI"), Warburg, Pincus Netherlands Equity Partners II, C.V. ("WPNEPII") and Warburg, Pincus Netherlands Equity Partners III, C.V. ("WPNEPIII" and, together with WPNEPI, WPNEPII, WPVI and WPEP, the "Investors"). WP, EMW and the Investors are referred to herein as the "Group Members."

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 3
------

     Item 3 of the Schedule 13D is hereby amended to read as follows:

     "The total amount of funds required by the Investors to purchase the securities of the Company as described herein was US $35,700,000 and was furnished from the working capital of the Investors."

Item 5.
-------

     Item 5 of the Schedule 13D is hereby amended to read as follows:

     "(a) The Reporting Entities beneficially own shares of Common Stock of the Company by virtue of their ownership of Common Stock, Series A Preferred Shares and Warrants which are convertible or exercisable into shares of Common Stock, as applicable. As of December 14, 1999, WP and EMW each beneficially owned 4,207,273 shares of Common Stock. Also as of this date, WPEP and WPVI beneficially owned 1,987,936 shares of Common Stock, and 2,103,636 shares of Common Stock, respectively. Of the shares beneficially owned by WP and EMW, 115,700 shares represent the aggregate Common Stock beneficially held by WPNEPI, WPNEPII and WPNEPIII. By reason of WP's and EMW's respective relationships with the Investors, under Rule 13d-3 under the Exchange Act, WP and EMW may be deemed to own beneficially all of the shares of Common Stock which are beneficially owned by these entities.

     Assuming full conversion of the corresponding Series A Preferred Shares and the Warrants, as of December 14, 1999, the 4,207,273 shares of Common Stock beneficially held by the Reporting Entities represented approximately 27.3% of the sum of the outstanding shares of Common Stock (based on the 9,682,631 shares of Common Stock outstanding as of December 14, 1999, as represented by the Company in Section 4.3 of the Common Shares Purchase Agreement plus 1,916,000 shares of Common Stock issued pursuant to that Common Shares Purchase Agreement) together with those shares of Common Stock issuable upon conversion of the Series A Preferred Stock and Common Stock Warrants held by the Reporting Entities. Assuming full conversion of the corresponding Series A Preferred Shares and the Warrants, as of December 14, 1999, the 2,103,636 shares of Common Stock beneficially held by WPVI represented approximately 15.6% of the sum of the 11,598,631 outstanding shares of Common Stock and the 1,913,636 shares issuable on conversion of the Series A Preferred Stock and the Common Stock Warrants held by WPVI. Assuming full conversion of the corresponding Series A Preferred Shares and the Warrants, as of December 14, 1999, the 1,987,936 shares of Common Stock beneficially held by WPEP represented approximately 14.8% of the sum of the 11,598,631 outstanding shares of Common Stock and the 1,808,386 shares of Common Stock issuable on conversion of the Series A Preferred Stock and Common Stock Warrants held by WPEP.

     As of December 14, 1999, assuming full exercise of the applicable Warrants and Shares, WPNEPI, WPNEPII and WPNEPIII held beneficial ownership of an aggregate of 115,700 shares of Common Stock, which is 0.9% of the sum of 11,598,631 and 105,250 shares of Common Stock issuable on conversion of the Series A Preferred Stock and Common Stock Warrants held by WPNEPI, WPNEPII and WPNEPIII.

     (b) WPEP and WPVI have beneficial ownership over 1,987,936 and 2,103,636 shares of Common Stock, respectively. WPNEPI, WPNEPII and WPNEPIII have beneficial ownership of an aggregate of 115,700 shares of Common Stock. WPEP, WPVI, WPNEPI, WPNEPII and WPNEPIII each share voting power and dispositive power over their holdings of such shares with EMW and WP.

     (c) Except for securities acquired pursuant to the Purchase Agreement, during the last sixty days there were no transactions effected by the Reporting Entities or by any of the persons set forth on Schedule I hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable."

Item 6.
-------

Item 6 of the Schedule 13D is hereby amended to add the following:

     "A Common Shares Purchase Agreement by and among the Investors and the Company was entered into on December 14, 1999, which provides for the purchase of shares of Common Stock of the Company by various investors at a price of US$15 per share. The Common Stock is not transferable in the absence of registration under the Securities Act or an exemption therefrom.

     In connection with this transaction, a Registration Rights Agreement was also entered into by these parties on that date. It requires the Company to prepare and file with the Commission a Registration Statement on Form F-3 within 30 days of the Closing (as defined in the Common Stock Purchase Agreement) and to use its best efforts to cause the Registration Statement to become effective at the earliest possible time. The Company is required to keep such Registration Statement effective for a period of two years following the date on which it becomes effective, or such shorter period ending on the date when all securities covered by the Registration Statement have been sold or are eligible to be sold without registration under Rule 144 of the Securities Act.

     The foregoing summary of the Common Shares Purchase Agreement and Registration Rights Agreement is qualified in its entirety by reference to the Common Stock Purchase Agreement and the Registration Rights Agreement, a copy of which are set forth as Exhibit 6 and Exhibit 7 respectively."

Item 7. Material to be Filed as Exhibits.
-----------------------------------------

     6. Common Stock Purchase Agreement, dated as of December 14, 1999, by and among the Investors and the Company.

     7. Registration Rights Agreement, dated as of December 14, 1999, by and among the Investors and the Company.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: January 10, 2000                 WARBURG, PINCUS EQUITY
                                        PARTNERS, L.P.

                                             By: Warburg, Pincus & Co.,
                                                 General Partner


                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Stephen Distler
                                            Partner


Dated:  January 10, 2000                WARBURG, PINCUS & CO.


                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Stephen Distler
                                            Partner


Dated: January 10, 2000                 E.M. WARBURG, PINCUS & CO., LLC


                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Stephen Distler
                                            Member


Dated: January 10, 2000                 WARBURG, PINCUS VENTURES
                                        INTERNATIONAL, L.P.

                                             By: Warburg, Pincus & Co.,
                                                 General Partner


                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Stephen Distler
                                            Partner

                                                                      SCHEDULE I
                                                                      ----------

     Set forth below is the name, position and present principal occupation of each of the general partners of WP and members of EMW. WP is the sole general partner of WPEP, WPVI, WPNEPI, WPNEPII and WPNEPIII. Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.


                             GENERAL PARTNERS OF WP
                             ----------------------

----------------------------- --------------------------------------------------
                                  PRESENT PRINCIPAL OCCUPATION IN ADDITION

                                     TO POSITION WITH WP, AND POSITIONS

            NAME                         WITH THE REPORTING ENTITIES
----------------------------- --------------------------------------------------
Joel Ackerman                 Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Harold Brown                  Partner of WP; Member and Senior Managing
                              Director of EMW LLC
----------------------------- --------------------------------------------------
W. Bowman Cutter              Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Cary J. Davis                 Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Stephen Distler               Partner of WP; Member, Managing Director and
                              Treasurer of EMW LLC
----------------------------- --------------------------------------------------
Stewart K. P. Gross           Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Patrick T. Hackett            Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Jeffrey A. Harris             Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
William H. Janeway            Partner of WP; Member and Senior Managing
                              Director of EMW LLC

----------------------------- --------------------------------------------------
Douglas M. Karp               Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Charles R. Kaye               Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Henry Kressel                 Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Joseph P. Landy               Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Sidney Lapidus                Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Kewsong Lee                   Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Reuben S. Leibowitz           Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
David E. Libowitz             Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Nancy Martin                  Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Edward J. McKinley            Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Rodman W. Moorhead III        Partner of WP; Member and Senior Managing
                              Director of EMW LLC
----------------------------- --------------------------------------------------
Howard H. Newman              Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Gary D. Nusbaum               Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Dalip Pathak                  Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Lionel I. Pincus              Managing Partner of WP; Managing Member,
                              Chairman of the Board and Chief Executive
                              Officer of EMW LLC
----------------------------- --------------------------------------------------
Ernest H. Pomerantz           Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
John D. Santoleri             Partner of WP; Member and Managing Director
                              of EMW LLC

----------------------------- --------------------------------------------------
Steven G. Schneider           Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
James E. Thomas               Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
John L. Vogelstein            Partner of WP; Member and Vice Chairman of
                              EMW LLC
----------------------------- --------------------------------------------------
Elizabeth H. Weatherman       Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Pincus & Co.*
----------------------------- --------------------------------------------------
NL & Co.**
----------------------------- --------------------------------------------------


---------------------

* New York limited partnership; primary activity is ownership interest in WP and EMW LLC.

** New York limited partnership; primary activity is ownership interest in WP.


As of 12/14/99

                               MEMBERS OF EMW LLC
                               ------------------

----------------------------- --------------------------------------------------
                                   PRESENT PRINCIPAL OCCUPATION IN ADDITION

                                    TO POSITION WITH EMW LLC, AND POSITIONS

            NAME                          WITH THE REPORTING ENTITIES
----------------------------- --------------------------------------------------
Joel Ackerman                 Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Harold Brown                  Member and Senior Managing Director of EMW
                              LLC; Partner of WP
----------------------------- --------------------------------------------------
W. Bowman Cutter              Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Cary J. Davis                 Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Stephen Distler               Member, Managing Director, and Treasurer of
                              EMW LLC; Partner of WP
----------------------------- --------------------------------------------------
Stewart K. P. Gross           Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Patrick T. Hackett            Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Jeffrey A. Harris             Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
William H. Janeway            Member and Senior Managing Director of EMW
                              LLC; Partner of WP
----------------------------- --------------------------------------------------
Douglas M. Karp               Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Charles R. Kaye               Member and Managing Director of EMW LLC;
                              Partner of WP

----------------------------- --------------------------------------------------
Henry Kressel                 Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Rajiv B. Lall (1)             Member and Managing Director of EMW LLC
----------------------------- --------------------------------------------------
Joseph P. Landy               Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Sidney Lapidus                Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Kewsong Lee                   Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Reuben S. Leibowitz           Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
David E. Libowitz             Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
John W. MacIntosh (2)         Member and Managing Director of EMW LLC
----------------------------- --------------------------------------------------
Nancy Martin                  Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Edward J. McKinley            Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
James McNaught-Davis (3)      Member and Managing Director of EMW LLC
----------------------------- --------------------------------------------------
Rodman W. Moorhead III        Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Howard H. Newman              Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Gary D. Nusbaum               Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Dalip Pathak                  Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Lionel I. Pincus              Managing Member, Chairman of the Board and
                              Chief Executive of EMW LLC; Managing
                              Partner of WP
----------------------------- --------------------------------------------------
Ernest H. Pomerantz           Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
John D. Santoleri             Member and Managing Director of EMW LLC;
                              Partner of WP

----------------------------- --------------------------------------------------
Steven G. Schneider           Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Dominic H. Shorthouse         Member and Managing Director of EMW LLC
(3)
----------------------------- --------------------------------------------------
Chang Q. Sun (4)              Member and Managing Director of EMW LLC
----------------------------- --------------------------------------------------
James E. Thomas               Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
John L. Vogelstein            Member and Vice Chairman of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Elizabeth H. Weatherman       Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Jeremy S. Young (3)           Member and Managing Director of EMW LLC
----------------------------- --------------------------------------------------
Pincus & Co.*
----------------------------- --------------------------------------------------


---------------------

(1) - Citizen of India

(2) - Citizen of Canada

(3) - Citizen of United Kingdom

(4) - Citizen of China


* New York limited partnership; primary activity is ownership interest in WP and EMW LLC


As of 12/14/99

                             Joint Filing Agreement

     The undersigned hereby agree that the statement on Schedule 13D with respect to the common shares of Visible Genetics Inc. is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated: January 10, 2000


                                        WARBURG, PINCUS EQUITY
                                        PARTNERS, L.P.

                                             By: Warburg, Pincus & Co.,
                                                 General Partner



                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Stephen Distler
                                            Partner


                                        WARBURG, PINCUS VENTURES
                                        INTERNATIONAL, L.P.

                                             By: Warburg, Pincus & Co.,
                                                 General Partner


                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Stephen Distler
                                            Partner


                                        WARBURG, PINCUS & CO.


                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Stephen Distler
                                            Partner

                                        E.M. WARBURG, PINCUS & CO., LLC


                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Stephen Distler
                                            Member